Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
 N e w s  R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Celestine Lim
(1) 408.941.1185	(65) 6360.4017
tiffanys@charteredsemi.com	celestinelim@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2009
•	Chartered revenues of $349.0 million in 2Q 2009, down 23.7 percent from 2Q 2008 and up 43.1 percent sequentially. Revenues including Chartered’s share of SMP of $368.8 million, down 23.6 percent from 2Q 2008 and up 45.5 percent sequentially.

•	Net loss attributable to Chartered of $39.4 million, compared to net income attributable to Chartered of $43.4 million in 2Q 2008 and net loss attributable to Chartered of $98.8 million in the previous quarter.
SINGAPORE — July 24, 2009 — Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, today announced its results for second quarter 2009.

“Chartered revenues in second quarter 2009 were up 43 percent, and revenues including our share of SMP were up 46 percent compared to the previous quarter. Revenues from 65-nanometer (nm) and below technologies, including those from 45nm, grew around 75 percent and accounted for approximately 29 percent of our total business base revenues. Revenues from 45nm alone represented approximately two percent of our total business base revenues. We ended the quarter with a net loss attributable to Chartered of $39 million, which is a substantial improvement over the prior quarter,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Second Quarter 2009 Performance
•	Revenues were $349.0 million in second quarter 2009, down 23.7 percent from $457.6 million in second quarter 2008. Revenues including Chartered’s share of SMP were $368.8 million, down 23.6 percent from $482.5 million in the year-ago quarter, primarily due to a significant decline in semiconductor demand across all sectors. Sequentially, revenues were up 43.1 percent compared to $243.9 million in first quarter 2009. Revenues including Chartered’s share of SMP were up 45.5 percent from $253.5 million in first quarter 2009, primarily due to strength in the communications sector and followed by the consumer and computer sectors.

•	Gross profit was $30.9 million, or 8.9 percent of revenues, compared to a gross profit of $69.9 million, or 15.3 percent of revenues in the year-ago quarter. The decline was primarily due to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, partially offset by higher selling prices resulting from a favorable product mix. The fixed costs in second quarter 2009 included the impact of an upward revision of projected useful lives and a corresponding elimination of projected residual values for 12-inch process equipment used for leading-edge technologies. This upward revision of projected useful lives and elimination of projected residual values, which was made in fourth quarter 2008, resulted in a favorable impact of $18.0 million for second quarter 2009. Compared to the previous quarter, gross profit was up from a gross loss of $27.5 million, or negative 11.3 percent, primarily due to higher revenues resulting from higher shipments and lower cost per wafer resulting from higher production volumes over which fixed costs are allocated.

•	Research and development (R&D) expenses were $45.8 million, an increase of 6.9 percent from $42.8 million in the year-ago quarter, primarily due to higher cost of development activities related to the advanced 32nm and 28nm technologies and lower reimbursement of expenses from grants, partially offset by lower payroll-related expenses. Compared to the previous quarter, R&D expenses were down 4.6 percent from $48.0 million in first quarter 2009, primarily due to lower cost of development activities related to certain advanced technologies.

•	Sales and marketing expenses were $13.6 million, down 23.6 percent compared to $17.8 million in the year-ago quarter, primarily due to lower financial support for pre-contract customer design validation activities, lower payroll-related expenses and lower Electronic Design Automation (EDA) expenses. Compared to the previous quarter, sales and marketing expenses were up 6.2 percent from $12.8 million, primarily due to higher payroll-related expenses, partially offset by lower financial support for pre-contract customer design validation activities.

•	General and administrative (G&A) expenses were $10.5 million, down 6.1 percent compared to $11.2 million in the year-ago quarter, primarily due to lower payroll-related expenses, partially offset by higher costs for external services. Compared to the previous quarter, G&A expenses were down 1.0 percent from $10.6 million primarily due to lower costs for external services.

•	Other operating expenses, net, were $5.6 million, compared to $1.3 million in the year-ago quarter and $3.0 million in the previous quarter. Other operating expenses included an exchange loss of $4.0 million in second quarter 2009, compared to an exchange gain of $1.4 million and $4.8 million in second quarter 2008 and first quarter 2009 respectively. In first quarter 2009, other operating expenses also included recognition of $5.9 million from a workforce re-sizing exercise.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $6.7 million compared to equity in income of $9.6 million in the year-ago quarter, primarily due to lower revenues resulting from lower shipments and lower selling prices. Compared to the previous quarter, equity in income of SMP was up from a loss of $1.7 million, primarily due to higher revenues resulting from higher shipments and lower cost per wafer resulting from higher production volumes over which fixed costs are allocated, partially offset by lower selling prices.

•	Net interest expense was $14.0 million, compared to $14.2 million in the year-ago quarter, primarily due to lower interest expense arising from lower interest rates, partially offset by lower interest income and lower interest capitalization associated with the ramp of Fab 7 arising from lower interest rates.

•	The net loss of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), was $4.3 million. As a result of the adoption of FAS160 with effect from January 1, 2009, a 49 percent share of CSP’s loss amounting to $2.1 million was allocated to noncontrolling interest in CSP. No profit or loss was allocated to the noncontrolling interest in CSP in second quarter 2008.

•	Net loss was $41.5 million, or negative 11.9 percent of revenues, compared to a net income of $43.4 million, or 9.5 percent of revenues in the year-ago quarter, and a net loss of $114.2 million or negative 46.9 percent of revenues in the previous quarter. Net loss attributable to Chartered was $39.4 million in second quarter 2009. Net loss for second quarter 2009 included a tax benefit of $8.8 million. This tax benefit arose primarily from recognition of deferred tax assets for Fab 3E’s unabsorbed wear-and-tear allowances and tax losses, which became available for carry forward upon approval from the Singapore tax authorities in second quarter 2009. This tax benefit is net of valuation allowances against a portion of the deferred tax assets that is assessed to be not realizable for offset against future taxable income. Such future taxable income is based on Chartered’s projection, which is contingent upon future market conditions. Net income for second quarter 2008, included a tax benefit of $48.7 million. This tax benefit arose primarily from recognition of deferred tax assets for Fab 7’s unabsorbed wear-and-tear allowances and tax losses, which became available for carry forward subsequent to a retroactive change of tax status for Fab 7 from “pioneer” to “non-pioneer.” This tax benefit is net of valuation allowances against a portion of the deferred tax assets that is assessed to be not realizable for offset against future taxable income. Such future taxable income is based on Chartered’s projection, which is contingent upon future market conditions.

•	Basic loss per American Depositary Share (ADS) and basic loss per share in second quarter 2009 were ($0.50) and ($0.05) respectively, compared with basic earnings per ADS and basic earnings per share of $1.07 and $0.11 respectively in second quarter 2008. Diluted loss per ADS and diluted loss per share in second quarter 2009 were ($0.50) and ($0.05) respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.96 and $0.10 respectively in second quarter 2008. The basic and diluted loss per ADS and loss per share figures have been adjusted for the 27-for-10 rights offering and the 10-into-1 share consolidation which were completed during second quarter 2009.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in second quarter 2009 were 358.9 thousand wafers, a decrease of 30.6 percent compared to 517.3 thousand wafers in second quarter 2008. Shipments in second quarter 2009 increased by 55.2 percent compared to 231.2 thousand wafers shipped in first quarter 2009. Shipments including Chartered’s share of SMP were 385.1 thousand wafers, a decrease of 29.8 percent compared to 548.5 thousand wafers in second quarter 2008. Shipments including Chartered’s share of SMP in second quarter 2009 increased by 59.2 percent compared to 241.9 thousand wafers shipped in first quarter 2009.

•	ASP was $921 per wafer in second quarter 2009, compared to $928 per wafer in first quarter 2009. ASP including Chartered’s share of SMP was $910 per wafer in second quarter 2009 compared to $927 per wafer in first quarter 2009.
Capacity and Utilization
Capacity utilization in second quarter 2009 was 60 percent compared to 88 percent in the year-ago quarter, and 38 percent in first quarter 2009. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Total wafers shipped	548.5	544.5	377.7	241.9	385.1
Total capacity	624.8	638.9	645.2	633.1	639.9
Utilization	88%	85%	59%	38%	60%
Capacity by Fab

(Thousand 8” equivalent wafers)	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009	Est. 3Q 2009
Fab 2	153.8	155.5	155.5	152.2	153.8	155.5
Fab 3	80.4	83.1	83.1	81.3	82.2	83.1
Fab 3E	74.3	75.1	75.1	73.5	74.3	75.1
Fab 5 (Chartered’s share)	35.5	35.9	35.9	33.7	34.0	34.4
Fab 6	126.2	127.4	130.2	130.5	131.9	111.9
Fab 7	154.6	161.9	165.4	161.9	163.7	181.4

Total	624.8	638.9	645.2	633.1	639.9	641.4

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.

Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Communications	48%	52%	48%	49%	51%
Computer	17%	13%	12%	8%	9%
Consumer	30%	31%	33%	37%	37%
Other	5%	4%	7%	6%	3%

Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Americas	58%	60%	63%	53%	56%
Europe	9%	10%	10%	8%	8%
Asia-Pacific	24%	21%	15%	24%	30%
Japan	9%	9%	12%	15%	6%

Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
0.045 and below	—	—	—	3%	2%
Up to 0.065	13%	19%	23%	21%	27%
Up to 0.09	4%	3%	1%	1%	1%
Up to 0.13	32%	34%	34%	38%	35%
Up to 0.15	—	—	1%	1%	1%
Up to 0.18	21%	18%	17%	20%	15%
Up to 0.25	14%	10%	9%	5%	9%
Up to 0.35	10%	9%	8%	5%	6%
Above 0.35	6%	7%	7%	6%	4%

Total	100%	100%	100%	100%	100%
Review and Outlook
“As we go into the third quarter, we are seeing healthy, sequential growth in our business mainly driven by our leading-edge 65nm technology node and to a lesser extent 0.35-micron and above technology nodes, partially offset by some reduction in the 0.25-micron technology node. The communications sector is expected to primarily drive this growth, followed by computer sector to a lesser extent. Based on our current outlook, we expect our total business base shipments and revenues to sequentially increase approximately 16 percent and 11 percent respectively in the third quarter. In line with the strength we are seeing at the leading-edge technologies, we expect revenues from 65nm and below technologies to increase approximately 25 percent sequentially and represent approximately 33 percent of our total business base revenues in the third quarter,” said Thomas.
The outlook for third quarter 2009 is as follows:

	2Q 2009	3Q 2009 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$349.0M	$388M, ± $6M	Up 9% to Up 13%
Revenues including Chartered’s share of SMP	$368.8M	$411M, ± $7M	Up 10% to Up 13%
ASP (a)	$921	$880, ± $20	Down 2% to Down 7%
ASP including Chartered’s share of SMP (a)	$910	$871, ± $25	Down 2% to Down 7%
Utilization	60%	70%, ± 3%	—
Gross profit (loss)	$30.9M	$66M, ± $6M	—
Net income (loss) attributable to Chartered	($39.4M)	($22M), ± $5M	—
Basic earnings (loss) per ADS (b)	($0.50)	($0.26), ± $0.05	—

(a)	Eight-inch equivalent wafers.

(b)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.6 million in third quarter 2009.
CEO Closing Comments
“While there are mixed signals in the marketplace and the global economy is, at best, in a stabilization phase, it is encouraging to see double-digit shipment growth into the third quarter, following the roughly 60 percent shipment growth we saw in the second quarter. We are seeing good traction in our leading-edge technologies as evidenced by sequential growth of 75 percent in revenues from 65nm and below technologies from first to second quarter and an expected growth of 25 percent into the third quarter. After having made significant investments in the last several years to enhance our technology position and widen our customer engagements, it is essential that we capitalize on this momentum. Therefore, we are increasing our capital-expenditure guidance for this year to $500 million, an increase of $125 million compared to our previous guidance. The additional capital expenditure will enable us to equip Fab 7 to a capacity of 31,000 12-inch wafers per month by March 2010, although it is not expected to add significant capacity to the fab this year. Despite this increase in capital expenditure, we continue to focus on lowering our breakeven point and we are essentially on track with all our cost-reduction programs. We are expecting our earnings before interest, tax and minority interest in the third quarter to break even, taking us a step closer to achieving our previously announced target of earnings before interest and tax (EBIT) breakeven utilization of 75 percent in the fourth quarter of this year,” concluded Chia Song Hwee, president & CEO of Chartered.
Webcast Conference Call Today
Chartered will be discussing its second quarter 2009 results and third quarter 2009 outlook on a conference call today, July 24, 2009, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, July 23, 2009). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For third quarter 2009, the Company anticipates issuing its mid-quarter guidance update, via news release, on Thursday, September 10, 2009, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				3Q 2009
	2Q 2008	1Q 2009	2Q 2009	Guidance
	Actual	Actual	Actual	Midpoint
Revenues (c)	$457.6M	$243.9M	$349.0M	$388M
Chartered’s share of SMP revenues	$24.9M	$9.6M	$19.8M	$23M
Revenues including Chartered’s share of SMP	$482.5M	$253.5M	$368.8M	$411M
ASP (d)	$864	$928	$921	$880
ASP of Chartered’s share of SMP revenues (d)	$800	$900	$755	$750
ASP including Chartered’s share of SMP (d)	$860	$927	$910	$871

(c)	Determined in accordance with US GAAP.

(d)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Communications	50%	52%	48%	48%	51%
Computer	14%	13%	12%	8%	8%
Consumer	31%	31%	33%	37%	38%
Other	5%	4%	7%	7%	3%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Communications	28%	50%	51%	65%	38%
Computer	59%	28%	16%	16%	35%
Consumer	12%	20%	28%	16%	26%
Other	1%	2%	5%	3%	1%

Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Communications	48%	52%	48%	49%	51%
Computer	17%	13%	12%	8%	9%
Consumer	30%	31%	33%	37%	37%
Other	5%	4%	7%	6%	3%

Total	100%	100%	100%	100%	100%
Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Americas	61%	62%	64%	54%	57%
Europe	8%	10%	10%	8%	8%
Asia-Pacific	22%	19%	14%	23%	28%
Japan	9%	9%	12%	15%	7%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Americas	17%	20%	40%	36%	32%
Europe	13%	12%	11%	7%	12%
Asia-Pacific	66%	64%	42%	54%	55%
Japan	4%	4%	7%	3%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
Americas	58%	60%	63%	53%	56%
Europe	9%	10%	10%	8%	8%
Asia-Pacific	24%	21%	15%	24%	30%
Japan	9%	9%	12%	15%	6%

Total	100%	100%	100%	100%	100%
Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
0.045 and below	—	—	—	3%	2%
Up to 0.065	14%	19%	23%	22%	29%
Up to 0.09	4%	3%	1%	1%	1%
Up to 0.13	34%	36%	35%	39%	37%
Up to 0.15	—	—	1%	1%	1%
Up to 0.18	17%	14%	15%	17%	10%
Up to 0.25	14%	11%	9%	5%	9%
Up to 0.35	10%	10%	8%	6%	7%
Above 0.35	7%	7%	8%	6%	4%

Total	100%	100%	100%	100%	100%
Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
0.045 and below	—	—	—	—	—
Up to 0.065	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	—	—	—	—	—
Up to 0.18	99%	95%	100%	100%	99%
Up to 0.25	1%	3%	—	—	1%
Up to 0.35	—	2%	—	—	—
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2008	3Q 2008	4Q 2008	1Q 2009	2Q 2009
0.045 and below	—	—	—	3%	2%
Up to 0.065	13%	19%	23%	21%	27%
Up to 0.09	4%	3%	1%	1%	1%
Up to 0.13	32%	34%	34%	38%	35%
Up to 0.15	—	—	1%	1%	1%
Up to 0.18	21%	18%	17%	20%	15%
Up to 0.25	14%	10%	9%	5%	9%
Up to 0.35	10%	9%	8%	5%	6%
Above 0.35	6%	7%	7%	6%	4%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTEREDSC), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 40/45 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 22nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company owns or has an interest in six fabrication facilities, including a 300mm fabrication facility and five 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to factors driving growth in our business, our outlook for the third quarter of 2009; projected shipments, revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net loss and loss per ADS; the significant increase in orders from our customers; projected capital expenditures for 2009; Fab 7 capacity build-up, target EBIT level breakeven utilization rate; our belief that our current technology position and roadmap will deliver significant value to customers and our priority to bring Chartered back to sustainable profitability, reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating global economic conditions; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM and the other joint development partners); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Net revenue	$457,562	$349,012	$845,792	$592,947
Cost of revenue	387,711	318,086	711,339	589,493

Gross profit	69,851	30,926	134,453	3,454

Other revenue	2,710	2,041	8,320	3,857

Operating expenses:
Research and development	42,845	45,786	88,290	93,794
Sales and marketing	17,836	13,633	35,428	26,476
General and administrative	11,164	10,487	21,958	21,085
Other operating expenses, net	1,268	5,581	3,752	8,533

Total operating expenses	73,113	75,487	149,428	149,888

Equity in income of associated companies, net	9,458	6,109	19,251	4,479
Other income (loss), net	(787)	72	9,723	271
Interest expense, net	(14,244)	(13,998)	(24,821)	(27,900)

Loss before income tax	(6,125)	(50,337)	(2,502)	(165,727)
Income tax benefit	49,542	8,827	48,310	9,992

Net income (loss)	43,417	(41,510)	45,808	(155,735)

Less: Net loss attributable to the noncontrolling interest in CSP	—	2,126	—	17,578

Net income (loss) attributable to Chartered	43,417	(39,384)	45,808	(138,157)
Less: Accretion to redemption value of convertible redeemable preference shares	2,498	2,596	4,973	5,168

Net income (loss) available to ordinary shareholders of Chartered	$40,919	$(41,980)	$40,835	$(143,325)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share*	$0.11	$(0.05)	$0.11	$(0.26)
Diluted net earnings (loss) per ordinary share*	$0.10	$(0.05)	$0.10	$(0.26)

Basic net earnings (loss) per ADS*	$1.07	$(0.50)	$1.07	$(2.62)
Diluted net earnings (loss) per ADS*	$0.96	$(0.50)	$1.01	$(2.62)

Number of ordinary shares (in millions) used in computing*:
Basic net earnings (loss) per ordinary share	383.1	835.9	383.1	546.7
Effect of dilutive securities	69.0	—	68.8	—

Diluted net earnings (loss) per ordinary share	452.1	835.9	451.9	546.7

Number of ADS (in millions) used in computing*:
Basic net earnings (loss) per ADS	38.3	83.6	38.3	54.7
Effect of dilutive securities	6.9	—	6.9	—

Diluted net earnings (loss) per ADS	45.2	83.6	45.2	54.7

*	Adjusted for the 27-for-10 rights offering and the 10-into-1 share consolidation which were completed during second quarter 2009.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of
	December 31,	June 30,
	2008	2009

ASSETS

Cash and cash equivalents	$524,501	$773,571
Restricted cash	69,560	65,127
Marketable securities	950	1,230
Receivables, net	224,428	241,564
Inventories	189,498	146,396
Other investments	19,634	4,800
Other current assets	19,840	19,347

Total current assets	1,048,411	1,252,035

Investment in associated companies	28,924	32,368
Technology licenses and other intangible assets, net	48,178	39,560
Property, plant and equipment, net	2,845,668	2,749,271
Other non-current assets	53,992	54,266

Total assets	$4,025,173	$4,127,500

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND TOTAL EQUITY

Payables	$311,264	$248,472
Current installments of long-term debt and capital lease obligations	163,232	164,659
Other current liabilities	102,355	80,315

Total current liabilities	576,851	493,446

Long-term debt and capital lease obligations, excluding current installments	1,677,228	1,716,465
Other non-current liabilities	61,801	53,148

Total liabilities	2,315,880	2,263,059

Convertible redeemable preference shares	265,879	271,047

Total shareholders’ equity of Chartered	1,443,414	1,610,929
Noncontrolling interest in CSP	—	(17,535)

Total equity	1,443,414	1,593,394

Total liabilities, convertible redeemable preference shares and total equity	$4,025,173	$4,127,500

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Six Months Ended
	June 30,	June 30,
	2008	2009
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$45,808	$(155,735)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(19,251)	(4,479)
Cash dividends received from associated companies	18,885	1,038
Depreciation and amortization	280,061	250,763
Foreign exchange loss, net	1,118	2,230
Gain on disposal of property, plant and equipment, net	(212)	(202)
Others, net	(29,744)	(1,071)
Changes in assets and liabilities, net of effects from purchase of a subsidiary in 2008:
Receivables	21,385	(16,322)
Inventories	5,992	43,102
Other assets	(7,875)	1,596
Payables and other liabilities	(8,596)	11,441

Net cash provided by operating activities	307,571	132,361

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(275,198)	(210,972)
Payments for technology licenses	(6,804)	(2,988)
Purchase of a subsidiary, net of cash acquired of $6,523	(237,072)	—
Refund of deposits placed with a vendor	842	684
Proceeds from sale of property, plant and equipment	7,519	3,901
Proceeds from redemption of other investments	42,359	7,524
Investment in associated companies	(8,041)	—
Others, net	(465)	591

Net cash used in investing activities	(476,860)	(201,260)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	280,140	89,890
Repayments	(307,013)	(78,683)
Capital lease payments	(2,540)	(2,826)
Refund of customer deposits	(5,609)	—
Issuance of ordinary shares, net of direct issuance costs	639	307,491
(Increase) decrease in cash restricted for debt repayments	(26,691)	4,433

Net cash provided by (used in) financing activities	(61,074)	320,305

Effect of exchange rate changes on cash and cash equivalents	3,787	(2,336)
Net increase (decrease) in cash and cash equivalents	(226,576)	249,070
Cash and cash equivalents at the beginning of the period	743,173	524,501

Cash and cash equivalents at the end of the period	$516,597	$773,571